1847 Holdings LLC

260 Madison Avenue, 8th Floor

New York, NY 10016

June 5, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Rebekah Reed

Re:	1847 Holdings LLC

Registration Statement on Form S-1

Filed April 7, 2025

File No. 333-286427

Ladies and Gentlemen:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 28, 2025, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Registration Statement on Form S-1 filed April 7, 2025

Cover Page

1.	Disclose on the cover page and in the Offering section the current exercise price of the warrants and summarize the exercise price reset provisions of the warrants. Highlight the number of shares underlying the Series A and Series B warrants that have already been registered, and state whether you are registering the remaining maximum number of shares that could be issued upon exercise of the Series A and Series B warrants. If you are not, quantify the estimated number of remaining shares. Describe the zero exercise price provision of the Series A warrants and that the number of shares issuable upon exercise of the Series A warrants therefore increases as the stock price falls below the initial exercise price of the warrants.

Response: We have revised the Registration Statement to address the Staff’s comment. Specifically, we have disclosed the current exercise price of the series A warrants and series B warrants, and we have summarized the exercise price reset provisions applicable to each series. We have also clarified the number of shares underlying the series A warrants and series B warrants that have already been registered. The Registration Statement now states that we are registering the maximum number of shares that could be issued upon exercise of the series A warrants and series B warrants, based on the current Floor Price. However, because the Floor Price is subject to adjustment upon the occurrence of each Share Combination Event (as defined in the Registration Statement), it is not possible to quantify the absolute maximum number of shares that could ultimately be issued upon exercise of these warrants. We have included disclosure to this effect, noting that, absent a Share Combination Event, the number of shares registered represents the maximum issuable upon exercise of the warrants.

With respect to the series A warrants, we respectfully advise the Staff that the statement that the number of shares issuable upon exercise of the series A warrants increases as the stock price falls below the initial exercise price is not accurate. The series A warrants are subject to the same adjustment provisions as the series B warrants, as described in response to Comment 3 below, and do not have any special or unique adjustment features. The primary distinction is that the series B warrants may be exercised on a standard cashless (net exercise) basis, while the series A warrants may be exercised on an alternative cashless basis for 1.25 common shares, with no payment in cash or shares required.

Prospectus Summary

Private Placement Transaction, page 2

2.	Please remove your reference to the “alternate cashless exercise option” of the Series A warrants and instead use the term “zero exercise price” or another appropriate term to convey that, in addition to the company receiving no cash upon the “cashless exercise,” the Series A warrant holders would be entitled to receive more shares than they would under the cash exercise terms. Where you state on the cover page and in the Offering and Use of Proceeds section that you will not receive any proceeds from exercise of the Series A warrants, disclose why this is the case.

Response: We respectfully advise the Staff that the term “alternative cashless exercise” was used in the Registration Statement because that is the term used in the series A warrants and we believe that it better distinguishes the provision in the series A warrants from the standard “cashless exercise” provision contained in the series B warrants. However, we have added the following sentence after the description of this provision: “Accordingly, each series A warrant may be exercised on a cashless (zero exercise price) basis for 1.25 common shares.”

We have also added the following statement in the Use of Proceeds descriptions per the Staff’s comment: “We will not receive any proceeds from the exercise of the series A warrants held by the selling shareholders because they may be exercised on a cashless basis (zero exercise price) for 1.25 common shares under the alternative cashless exercise provision contained in the series A warrants.”

3.	We note that the exercise price of the Series A and Series B warrants has reached the adjusted floor price. State clearly whether the exercise price may be adjusted further downwards, and if so, describe and provide examples of circumstances that would result in such adjustment(s).

Response: We respectfully advise the Staff that the above statement is not accurate. The exercise prices of the series A warrants and the series B warrants have not reached the floor price of $0.054 and remain at $0.81 and $0.54, respectively. As stated in the Registration Statement, the exercise prices are subject to adjustment (i) in the event of a Share Combination Event (as defined in the Registration Statement), (ii) on the Reset Date (as defined in the Registration Statement) and (iii) in the event of a subsequent equity sale at a lower price than the exercise prices then in effect. There have been no Share Combination Events or subsequent equity sales since the warrants were issued. With respect to the Reset Date, that has not yet occurred because, as is stated in the definition of Reset Date, the Reset Date occurs on the earlier of (i) the date on which for twenty (20) consecutive trading days all Registrable Securities (as defined in the Registration Statement) have become and remained registered pursuant to an effective registration statement, (ii) the date on which the holder, for twenty (20) consecutive trading days, can sell all Registrable Securities pursuant to Rule 144 without restriction or limitation or (iii) twelve (12) months and twenty (20) trading days immediately following the issuance date of the warrants. Since all of the Registrable Securities are not yet registered, the Reset Date has not yet occurred. We have added the following statement to the Registration Statement: “For the avoidance of doubt, while the Floor Price has been adjusted to $0.054, to date there have not been any adjustments to the exercise prices of the series A warrants and the series B warrants.”

Risk Factors, page 7

4.	Add a risk factor to address the substantial dilutive impacts of the Series A and Series B warrants, including due to the exercise price reset provisions and the zero exercise price provision, or “alternate cashless exercise option,” of the Series A warrants. Highlight that the number of shares issuable pursuant to exercise of the warrants has already been adjusted upwards, as well as the discrepancy between the maximum number of shares that may be issuable upon exercise of the warrants and your currently outstanding common shares.

Response: We have revised the Registration Statement in accordance with the Staff’s comment, except with respect to the statement that the number of shares has already been adjusted upwards, as that is not the case.

General

5.	We note from risk factor disclosure and your current report on Form 8-K filed April 7, 2025, that your common shares have been delisted from NYSE American pursuant to Section 1003(f)(v) of the NYSE American Company Guide, which provides for consideration of suspension “[i]n the case of a common stock selling for a substantial period of time at a low price per share, if the issuer shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate.” Please enhance your risk factor at page 7 to elaborate on the reasoning for the delisting and disclose whether you have plans to seek shareholder approval for a reverse stock split or otherwise how you intend to regain compliance with NYSE American listing standards. If applicable, state the impact that a reverse stock split would have on the floor price of the Series A and Series B warrants and the total number of common shares issuable pursuant to such warrants.

Response: We have revised the risk factor to elaborate on the reasoning for the delisting and have disclosed that, due to new NYSE American rules limiting reverse splits, we will be unable to complete a reverse split until at least July 2026.

6.	We note that you are registering for resale common shares accounting for approximately 2,933% of your outstanding shares and that the selling shareholders appear to be insulated from market risk as a result of the exercise price reset provisions of the Series A and Series B warrants. Please provide us with a detailed legal analysis as to why you believe that the offering by the selling shareholders should be characterized as a secondary offering rather than an indirect primary offering. Address the circumstances under which the selling shareholders acquired the warrants, the nature of the relationships between the issuer and the selling shareholders, and the provisions of the warrants which mitigate selling shareholders’ investment risk. In this regard, we note that the exercise prices have already been adjusted downwards to the floor price, which may further lower upon certain events. To the extent that this is an indirect primary offering, identify the selling shareholders as underwriters and provide a fixed price at which the selling shareholders will sell the securities for the duration of the offering. For guidance, please refer to Question 612.09 of Securities Act Rule Compliance and Disclosure Interpretations, as well as Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretations.

Response: For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement (the “Offering”) is a valid secondary offering by or on behalf of the selling shareholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”).

We offer that a careful consideration of the guidance provided by Question 612.09 of Securities Act Rule Compliance and Disclosure Interpretations (“C&DI 612.09”) and Question 139.11 of Securities Act Sections Compliance and Disclosure Interpretation (“C&DI 139.11”) supports a conclusion that the Offering does not amount to a distribution by the selling shareholders on behalf of the Company.

As discussed below, the securities the Company seeks to include in the Registration Statement were issued pursuant to a private placement transaction that was completed on December 16, 2024 in which certain purchasers (the “Investors”) acquired their securities in a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Private Placement”). The securities sold in the Private Placement consisted of 42,311,118 units comprised of: (i) 3,437,210 common shares (the “Offered Shares”) and pre-funded warrants for the purchase of 38,873,908 common shares (the “Pre-Funded Warrants”), (ii) series A warrants to purchase 42,311,118 common shares (the “Series A Warrants”) and (iii) series B warrants to purchase 42,311,118 common shares (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”). The Warrants, the Offered Shares and the Pre-Funded Warrants are referred to herein as the “Securities.” The Warrants include a “blocker” provision which prohibits exercise of a Warrant if the Investor would beneficially own in excess of 4.99% (or, upon election by the Investor prior to the issuance of any Warrant, 9.99%) of the number of common shares outstanding immediately after giving effect to the issuance of common shares issuable upon exercise of the Warrant (the “Blocker”). The issuance of the common shares underlying the Warrants was approved by the Company’s shareholders at the special meeting held on March 11, 2025 called for the purpose of, among other things, approving an increase in the number of authorized common shares to 2,000,000,000 and approving the issuance of common shares upon the exercise of the Pre-Funded Warrants and the Warrants (the “Shareholder Approval”).

Each of the Investors unconditionally paid the aggregate purchase price in full for its Securities at the time of issuance. Thus, the Investors were at market risk from the moment they acquired their Securities and continue to be at market risk today with respect to their investment. While the Warrants contain reset provisions, those provisions do not obviate the market risks taken by the Investors, including the risk that Shareholder Approval would not be obtained, the risk of bankruptcy or the risk that the market price of the common shares falls below the floor price contained in the Warrants.

We believe that a careful consideration of all of the factors enumerated in C&DI 612.09 amply supports the conclusion that the registration and sale of the common shares pursuant to the Registration Statement constitutes a valid secondary offering and not an offering “by or on behalf of the registrant.”

A.	Background

The Company is seeking to register 778,524,571 common shares issuable upon the exercise of the Warrants (the “Registration Shares”) sold in the Private Placement. The Registration Shares may be offered and sold by the selling shareholders, who are unrelated to each other.

In connection with the Private Placement, each Investor entered into a Securities Purchase Agreement, dated December 13, 2024 (the “SPA”), in which the Investor made customary investment and private placement representations to the Company, including, among others, that such Investor (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was purchasing its Securities for its own account and (iii) did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities.

In addition, the Company granted certain customary registration rights to each Investor by virtue of a Registration Rights Agreement executed by each Investor, pursuant to which the Registration Statement was filed.

B.	Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1)	The registration statement pertains only to:

(i)	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x)	Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or§239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling stock holders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the Offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the Offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to their Registration Shares (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the Offering as “by or on behalf of the registrant” has such a severe impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies, like the Company, to raise capital in valid private placement transactions under which standard resale registration rights are provided to investors, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

In C&DI 612.09, the Staff has set forth a detailed analysis of the relevant factors that should be examined. C&DI 612.09 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As C&DI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in C&DI 612.09 is discussed below. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the Registration Shares covered by the Registration Statement can be registered for resale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

Factor 1: How Long the Investors Have Held the Shares

The Investors had the right to receive the securities exercisable into the Registration Shares beginning on December 13, 2024, and received delivery of such securities on December 16, 2024. As the full purchase price for all securities was paid upon issuance, the Investors have been exposed to full investment risk since the date of purchase. In addition, pursuant to the SPA and related Registration Rights Agreement, the Investors understood that the transaction contemplated a minimum holding period of several weeks or even months until certain conditions were satisfied, including a 45-day period following the initial closing of the Private Placement by which the Company was required to file a Registration Statement, receipt of Shareholder Approval, and the completion of the review of the Registration Statement by the Commission. Further, given the Blocker provision of the Warrants, the Investors are unlikely to consider exercising, or to be able to exercise, all of the Warrants into common shares and selling those common shares in the market unless there was sufficient liquidity at a trading price above the exercise price (as noted in the Registration Statement, the Company’s common shares are not currently trading on any market pending a review of NYSE American’s delisting determination). The Investors purchased the securities in the Private Placement fully aware of the limited trading activity in the common shares. The Investors do not and could not expect to be able to quickly sell their common shares, even if they desired to do so. This demonstrates that the Investors acquired the securities exercisable into the Registration Shares for investment, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters. In addition, the Investors signed the SPA on December 13, 2024, at which time they committed to purchase the Securities, subject only to conditions beyond their control.

In particular, this holding period is significantly longer than the period required by the Staff for valid “PIPE” transactions. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, C&DI 139.11 provides that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

C&DI 139.11 states that a company may register a secondary offering even before shares are issued in a PIPE transaction. Since no holding period is required for a private placement transaction to be a valid secondary offering, by definition a holding period of several weeks or more must also be sufficient for a valid secondary offering. This concept comports with long-standing custom and practice in the private placement marketplace. In many private placement transactions, a registration statement is required to be filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 60 to 90 days after closing).

Furthermore, because the purchase price has already been paid and the Securities have already been delivered to the Investors, the Investors bear the investment risk of holding all of the Securities issued under the SPA. The Investors participated in the Private Placement with the knowledge that they might not be able to exit their positions at a profit, and they provided evidence that they purchased the Securities with the intent to invest, rather than to effect a distribution, as an underwriter would have.

Under the circumstances presented, the Investors have already purchased and own the Securities and are at market risk. We submit that the already established holding period of the Investors demonstrates a valid secondary offering.

Factor 2: Circumstances under which the Investors Acquired Their Shares

As noted above, the Private Placement complied with the requirements of Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. All of the Investors were, and have continued to be, at market risk immediately following their acquisition of Securities, under the circumstances described below.

When the Investors purchased the Securities under the SPA, they committed to invest a total of $11.42 million in exchange for the Securities. The majority of the proceeds from the Private Placement was used to fund the Company’s acquisition of CMD Inc., which was completed in December 2024.

Because the Private Placement needed to be completed prior to the acquisition, the Investors took a risk at a time when CMD Inc.’s true value was relatively unknown, being a private company, and would not be known until the Company completed its audit of CMD Inc., which was completed approximately 75 days following the closing of the CMD acquisition, and that the prevailing market price of the common shares on NYSE American at the time the SPA was signed, on December 13, 2024, did not reflect the value of the Securities on a post-acquisition basis.

Additionally, the Investors carry a risk of loss of their entire investment if prior to and continuing through a reset, the market price of the common shares decreases to around $0, such as due to the bankruptcy or liquidation of the Company, then the Investors would be entitled to the maximum amount of common shares underlying the Warrants determined by the Floor Price, but those common shares would be worthless and the Investors will have lost their entire investment if they did not, or did not have the opportunity to, sell any common shares.

In addition, at the time of the execution of the SPA, the Investors appreciated that the market for the common shares was not sufficiently liquid to the extent that, at that time, it would be virtually impossible for the Investors to effect a distribution even if they desired to do so, because the existing trading market for the common shares could not absorb a significant portion of the Registration Shares. While circumstances could change that would increase liquidity and allow the Registration Shares to be sold more quickly, there are no guarantees of those circumstances or whether the Investors will be able to sell the Registration Shares at all. Furthermore, the Company does not intend to engage in any “road show” or other actions to condition the market for the Registration Shares. In these circumstances, it is not credible to conclude that the Investors have purchased their Securities for the purpose of making a distribution.

Moreover, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule100(b) of Regulation M defines the term “distribution” as:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods will occur if the Registration Shares are registered. As noted above, no investment bank is associated with the Offering contemplated by the Registration Statement and the Company does not intend to engage in any “road show” or other actions to condition the market for the Registration Shares.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

As described above, the Investors made their investment decision with no assurance that Shareholder Approval would be obtained, the Registration Statement would be declared effective, or the Registration Shares could be sold in a liquid market, and therefore the Investors have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Securities.

Factor 3: The Investors’ Relationship to the Company

The Investors consist of 14 private investment funds and one individual. They have no prior relationship with the Company other than investments in the Company. None of the Investors are acting on behalf of the Company with respect to the public resale of the securities and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such common shares.

Further, all but one of the Investors have indicated that it is not a broker-dealer or a person associated with a broker-dealer. CVI Investments, Inc. is affiliated with one or more FINRA members, none of whom are currently expected to participate in the sale. In addition, as disclosed in the Registration Statement, other than receipt of the exercise price of the Series B Warrants, the Company will not receive any of the proceeds from the sale or disposition of the Registration Shares by the Investors, as the full proceeds from the sale of the Securities have already been received by the Company and will not vary based on how many shares are resold by the Investors or the prices of their resale.

Factor 4: The Amount of Registration Shares Involved

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has continued to be a focus of the Staff. This focus on the number of securities being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding transactions like the Private Placement.

The availability of Rule 415 depends on whether the Offering is deemed to be made by selling stockholders or by or on behalf of the issuer. For the Staff to determine that the Offering is really being made on behalf of the registrant, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern is whether a distribution is taking place, the number of securities being registered should be one of the least important factors in the Staff’s analysis. An illegal distribution of securities can take place regardless of the amount of securities involved. In fact, for the reasons demonstrated above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors own a large stake of a small company, it can be extremely difficult for them to exit their positions.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller companies. It is difficult to reconcile a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 612.12 of the Compliance and Disclosure Interpretations for Securities Act Rules describes a scenario in which a holder of 73% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Question 216.14 of the Compliance and Disclosure Interpretations for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

Although the Company is registering for resale a number of common shares that accounts for a percentage of outstanding shares that is significantly higher than percentages described in Question 612.12 and Question 216.4 above, these interpretive positions nevertheless make it clear that the number of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, the Investors and the Offering, as discussed elsewhere in this response, indicate that the Offering contemplated by the Registration Statement is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Notwithstanding the number of common shares being registered, the other factors discussed in this response letter, such as the Investors’ investment intent and the circumstances under which the Investors acquired their Securities, support the position that the Offering is correctly characterized as a secondary offering. None of the circumstances of the Offering indicate that the Investors are reselling the Registration Shares on behalf of the Company. The duration of the Investors’ investment in the Securities demonstrates investment intent. The Investors did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, as noted above, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, as explained below, to the Company’s knowledge, the Investors are not in the business of underwriting securities. Considering these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this Offering.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the Offering should not raise concerns about a primary offering being made due to the Blocker provision and the limited trading activity in the common shares, which will limit the ability to sell a substantial amount of securities pursuant to the Registration Statement in the short-term.

Factor 5: Whether the Investors are in the Business of Underwriting Securities

As noted above, the Investors have indicated to the Company that none of them is a broker-dealer or a person associated with a broker-dealer, except as stated above, and are, to the Company’s knowledge, private investment funds. Furthermore, to the Company’s knowledge, none of the Investors is in the business of underwriting securities and the facts and circumstances support the conclusion that the Investors did not purchase the securities with a view to further distribution.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. Indeed, pursuant to the SPA, each Investor represented and warranted that it was purchasing its Securities for its own account and did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities, and also that it acquired the Securities thereunder in the ordinary course of its business. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Investors are Acting as a Conduit for the Company

Although the Staff indicated in C&DI 612.09 that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Registration Shares offered by the Investors. We believe this supports the conclusion that the Offering is not on behalf of the Company. In our view, in these circumstances, we respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the Offering is not being made “by or on behalf” of the Company.

It is reasonable that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Company and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have represented their investment intent and disclaimed any intent to illegally distribute their Registration Shares. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is the Company aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Company.

In addition, as described above, the Investors have borne the full economic risk of ownership of the Company’s common shares, and likely will continue to do so for a significant period of time given (i) the limited trading volume of the common shares and (ii) the Blocker provisions contained in the Warrants, making it virtually impossible for the Investors to distribute the Registration Shares even if that was their intention to do so. There is no evidence that any special selling efforts or selling methods will occur if the Registration Shares are registered, none of the Investors are in the business of underwriting securities and the Company will not receive any proceeds from sales of the Registration Shares by the Investors.

Conclusion

In these circumstances, we respectfully submit that the Offering of the Registration Shares pursuant to the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.